Mail Stop 3561

December 31, 2007

Mr. James B. Frakes
Chief Financial Officer
Left Behind Games, Inc.
25060 Hancock Avenue
Suite 103, Box 110
Murrieta, CA 92562

> **Re:** **Left Behind Games, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **March 31, 2007**

Dear Mr. Frakes:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services